TROUTMAN SANDERS L[redacted]

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

401 9TH STREET, N.W. - SUITE 1000
WASHINGTON, D.C. 20004-2134
www.troutmansanders.com
TELEPHONE: 202-274-2950



Nicole Skinner
nicole.skinner@troutmansanders.com

Direct Dial: 202-274-2935
Fax: 202-654-5675

April 1, 2008



**VIA MESSENGER**



Elliott Staffin
Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington DC 20549

Re: Name Change for General Minerals Corporation (Commission File No. 082-34810)

Dear Mr. Staffin:

Enclosed please find a letter to you from our client, Sprott Resource Corporation (the "Company"), regarding its recent name change. Also enclosed is your copy of the Company's letter to Velma Smith with EDGAR Filer Support regarding same. Please do not hesitate to contact us should you have any questions.



Sincerely yours,

Nicole A. Skinner

cc: Kevin Bambrough, Sprott Resource Corp.
Thomas M. Rose, Esq., Troutman Sanders, LLP

Enclosures

Dw 4/2

Sprott Resource Corp.
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2
Telephone: 416 977 7333
Facsimile: 416 977 9555

RECEIVED
2008 APR -2 A 8: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sprott Resource Corp.

March 31, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Elliott Staffin

Re: Name change for General Minerals Corporation (Commission File No. 082-34810)

Dear Mr. Staffin:

General Minerals Corporation is exempt from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption from registration available pursuant to Rule 12g3-2(b) under the Exchange Act. As of August 31, 2007, General Minerals Corporation changed its name to Sprott Resources Corp. (the "Company"). A copy of the Certificate of Amendment reflecting such change is attached hereto as Annex A. The Company respectfully requests that the Commission's List of Foreign Issuers That Have Submitted Information Under the Exemption Relating to Certain Foreign Securities be updated to reflect this name change.

Please note that the change in name was not the result of any corporate reorganization, merger, acquisition or similar transaction, such that the Company understands it is not required to reapply for the Rule 12g3-2(b) exemption, as it is the same entity as General Minerals Corporation, save for the change in name.

Please also note that this letter also serves as an amendment to the original application filed on behalf of General Minerals Corporation requesting exemption from registration under Section 12(g) of the Exchange Act to notify the Commission that, effective immediately, the Company will begin taking advantage, of Rule 12g3-2(e)(2) under the Exchange Act, which permits issuers exempt from registration under Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) to furnish the information required under Rule 12g3-2(b)(1)(iii) through an electronic information delivery system generally available to the public in the Company's primary trading market. The information that the Company is required to furnish to the Commission because it (a) is required to make such information public pursuant to the laws of Canada; (b) is required to file such information with the Toronto Stock Exchange, on which its securities are traded and which information was made public by such exchange; or (c) is required to distribute such information to its security holders, will be available on The System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

It has recently come to the attention of the Company that it had overlooked the notice requirements of Rule 12g3-2(f)(2). As such, included below is a list of the information that the Company was required to furnish to the Commission from June 6, 2007 (the date of its last paper submission to the Commission) to date because (a) it was required to make such information public pursuant to the laws of Canada; (b) it was required to file such information with the Toronto Stock Exchange, on which its securities are traded and which information was made public by such exchange; or (c) it was required to distribute such information to its security holders, which information is available on SEDAR:

- Early warning report, filed June 6, 2007
- Press release, filed June 6, 2007
- News release, filed July 3, 2007
- Material change report, filed July 17, 2007
- Notice of meeting and record date, filed July 20, 2007
- News release filed, August 7, 2007
- Management information circular, filed August 9, 2007
- Notice of meeting, filed August 9, 2007
- Form of proxy, filed August 9, 2007
- Certificate regarding dissemination to shareholders, filed August 9, 2007
- Two letters from CIBC Mellon Trust Company to Canadian securities regulators, filed August 14, 2007
- Management's Discussion and Analysis of Financial Condition and Results of Operations, filed August 14, 2007
- Interim financial statements, filed August 14, 2007
- Form 52-109F2 CEO Certification of Interim Filings, filed August 14, 2007
- Form 52-109F2 CFO Certification of Interim Filings, filed August 14, 2007
- News release, filed August 14, 2007
- News release, filed August 24, 2007
- News release, filed August 31, 2007
- Report of voting results, filed August 31, 2007
- News release, filed September 5, 2007
- Material document, filed September 6, 2007
- *Material change report, filed September 6, 2007*
- Certificate of Amendment changing name of General Mills Corporation to Sprott Resource Corp., filed October 17, 2007
- Change in Corporate Structure Report, filed October 18, 2007
- News release, filed October 18, 2007
- Early warning report, filed October 19, 2007
- Material change report, filed October 25, 2007
- Management's Discussion and Analysis of Financial Condition and Results of Operations, filed November 14, 2007
- Interim financial statements, filed November 14, 2007
- Form 52-109F2 CEO Certification of Interim Filings, filed November 14, 2007
- Form 52-109F2 CFO Certification of Interim Filings, filed November 14, 2007
- News release, filed November 14, 2007
- News release, filed November 15, 2007
- News release, filed November 16, 2007
- Material change report, filed November 22, 2007
- News release, filed November 22, 2007
- News release, filed December 5, 2007
- News release, filed December 7, 2007
- Business Acquisition Report, Filed February 18, 2008

The Company looks forward to your response on this matter. Please do not hesitate to contact the undersigned should you have any questions or concerns regarding the foregoing.

Sincerely,

Kevin Bambrough
President and CEO

cc: Thomas M. Rose, Esq.

Industry Canada Industrie Canada

**Certificate of Amendment** | **Certificat de modification**

**Canada Business Corporations Act** | **Loi canadienne sur les sociétés par actions**

Sprott Resource Corp.

306121-3

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

| | | |
|---|---|---|
| a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; | ☐ | a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint; |
| b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; | ☐ | b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions; |
| c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; | ☑ | c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes; |
| d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; | ☐ | d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes; |

Richard G. Shaw
Director - Directeur

August 31, 2007 / le 31 août 2007

Date of Amendment - Date de modification

Canada

Annex A



| Industry Canada | Industrie Canada | FORM 4 | FORMULAIRE 4 |
| --- | --- | --- | --- |
| Canada Business Corporations Act | Loi canadienne sur les sociétés par actions | ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) | CLAUSES MODIFICATRICES (ARTICLES 27 OU 177) |

| 1 — Name of the Corporation - Dénomination sociale de la société | 2 — Corporation No. - N° de la société |
| --- | --- |
| General Minerals Corporation | 308121-6 |

3 — The articles of the above-named corporation are amended as follows: / Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

"The Corporation be authorized to amend the Corporation's articles to change the name of the Corporation from "General Minerals Corporation" to "Sprott Resource Corp."

| Signature | Printed Name - Nom en lettres moulées | 4 — Capacity of - En qualité de | 5 — Tel. No. - N° de tél. |
| --- | --- | --- | --- |
| [signature] | Ralph Fitch | President | |

IC 3069 (2003/08)

Sprott Resource Corp.
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2

Telephone: 416 977 7333
Facsimile: 416 977 9555

Sprott Resource Corp.

March 31, 2008

VIA FACSIMILE

RECEIVED
2008 APR -2 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of Corporation Finance
100 F Street, NE
Washington, DC 20549
Fax No.: (202) 504-2474
Attention: Velma Smith

Re: Name change for General Minerals Corporation (Commission File No. 082-34810)

Dear Ms. Smith:

General Minerals Corporation is exempt from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption from registration available pursuant to Rule 12g3-2(b) under the Exchange Act. The paper filings it has furnished to the Commission have been noted on its EDGAR profile under CIK number 0001303390. As of August 31, 2007, General Minerals Corporation changed its name to Sprott Resources Corp. A copy of the Certificate of Amendment reflecting such change is attached hereto as Annex A. Sprott Resources Corp. respectfully requests that you update the EDGAR profile associated with CIK number 0001303390 to reflect this name change.

A letter reporting this change has also been sent to Elliott Staffin with the Office of International Corporate Finance.

The Company looks forward to your response on this matter. Please do not hesitate to contact the undersigned should you have any questions or concerns regarding the foregoing.

Sincerely,

Kevin Bambrough
President and CEO

cc: Elliott Staffin, Office of International Corporate Finance
Thomas M. Rose, Esq.

**Annex A**



Industry Canada Industrie Canada

**Certificate of Amendment** / **Certificat de modification**

**Canada Business Corporations Act** / **Loi canadienne sur les sociétés par actions**

| | |
|---|---|
| Sprott Resource Corp. | 306121-3 |
| Name of corporation-Dénomination de la société | Corporation number-Numéro de la société |

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

| | | |
|---|---|---|
| a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; | ☐ | a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint; |
| b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; | ☐ | b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions; |
| c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; | ☑ | c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes; |
| d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; | ☐ | d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes; |

Richard G. Shaw
Director - Directeur

August 31, 2007 / le 31 août 2007
Date of Amendment - Date de modification

Canada

Annex A



Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

**FORM 4**
**ARTICLES OF AMENDMENT**
**(SECTIONS 27 OR 177)**

**FORMULAIRE 4**
**CLAUSES MODIFICATRICES**
**(ARTICLES 27 OU 177)**

| 1 — Name of the Corporation — Dénomination sociale de la société | 2 — Corporation No. — N° de la société |
|---|---|
| General Minerals Corporation | 308121-3 |

3 — The articles of the above-named corporation are amended as follows: / Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The Corporation be authorized to amend the Corporation's articles to change the name of the Corporation from "General Minerals Corporation" to "Sprott Resource Corp."

| Signature | Printed Name — Nom en lettres moulées | 4 — Capacity of — En qualité de | 5 — Tel. No. — N° de tél. |
|---|---|---|---|
| [signature] | Ralph Fitch | President | |

IC 3069 (2003/06)

END